Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following presentation slides were distributed by Patriot Coal Corporation for the New York Coal Trade Association conference to be held on April 11, 2008.

Presentation to
New York Coal Trade Association
April 2008

Patriot Coal Statement on Forward-Looking Information Looking Information

Some of the following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934, as amended, and is intended to come within the safe-harbor protection provided by those sections.

Important Information for Stockholders

Patriot Coal Corporation (the "Company") will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal
Company ("Magnum"). Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance. Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at (314) 275-3680, in writing to Janine
A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.
The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the
Company in connection with the proposed issuance. Information about the
Company's directors and executive officers is set forth in the Company's Annual
Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on
March 14, 2008 and in the proxy statement for the Company's 2008 annual meeting of stockholders filed by the Company with the SEC on April 7, 2008. Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this document are forward-looking as defined in the
Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may be beyond our control and may cause our actual future results to differ materially from expectations. We do not undertake to update our forward-looking statements. Factors that could affect our results include, but are not limited to: failure to obtain Company stockholder approval of the proposed issuance; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals; availability and cost of financing; failure to consummate or delay in consummating the transaction for other reasons; changes in laws or regulations; changes in general economic conditions, including coal and power market conditions; the outcome of commercial negotiations involving sales contracts or other transactions; the Company's dependence on Peabody Energy
Corporation in the near future; geologic, equipment and operational risks associated with mining; supplier and contract miner performance and the availability and cost of key equipment and commodities; the Company's ability to replace coal reserves; labor availability and relations; availability and costs of transportation; weather patterns affecting energy demand; legislative and regulatory developments; risks associated with environmental laws and compliance; the outcome of pending or future litigation; and the availability and costs of competing energy resources. The Company undertakes no obligation
(and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company's Form 10-K and 8-K reports.

Agenda
.. Patriot Coal Overview
.. Right Time - Coal Market Update
.. Right Deal - Patriot + Magnum

Overview of Patriot Coal ( Overview of Patriot Coal ("PCX PCX")

Spun off from Peabody Energy ("BTU") on November 1, 2007
Listed on the NYSE under the ticker "PCX"
Equity market value of ~$1.6 billion
Enterprise value of ~$1.6 billion

Patriot Share Price Performance

$25
$30
$35
$40
$45
$50
$55
$60
$65   10/31/07 4/8/08 12/31/07

Note: "when issued" trading commenced on 10/18/07

Patriot Share Statistics
Spin-off date

Current Price (4/8/08) $61.16
Shares Outstanding (millions) 26.76
52-Week High $61.90
52-Week Low $27.07
Average Daily Volume 275,274

Investment Thesis
Right Team
.. Successful management & operating team
.. Experienced Board of Directors
Right Assets
.. Large & attractively located reserve base
.. Leading U.S. producer of high-quality metallurgical coal
.. Diversified product line, customer base & transportation capabilities
Right Time
.. Strong fundamentals in all key markets
.. Significant unpriced coal portfolio
.. Fragmented CAPP market creates M&A opportunities
Right Plan
.. Tightly managed operations with emphasis on safety, cost & revenue optimization
.. Aggressive focus on financial performance & stockholder value
.. Targeted organic & acquisition growth strategy

Major Eastern U.S. Producer & Marketer
... 8 Business Units
... 5 Principal Reserve Areas
CAPP
10.2 Million
NAPP
4.1 Million
ILB
7.8 Million
2007 Tons Sold
22.1 Million
Significant production & reserve base in multiple coal basins

IL OH
KY
WV
MO
Corporate Headquarters
Operations Headquarters
Reserve Areas
CAPP
527 Million
NAPP
59 Million
ILB
676 Million
Current Reserves
1.3 Billion Tons

Balanced Operating Platform
Diversity of region, product, reserves, mines and transportation
Northern
Appalachia
Central
Appalachia
Illinois
Basin
            Company  Contract   2007   Reserves   Product  Transportation
             Mines     Mines    Sales  (MM tons)
                     (MM tons)
Federal        1       -        4.1     59        Steam        CSX/NS
Big Mountain   1       2        1.6     37        Steam         CSX
Kanawha Eagle  2       -        2.1     98     Steam/Met    CSX/Barge
Rocklick       1       4        3.3     39     Steam/Met       CSX/NS
Wells          1       5        3.2     50     Steam/Met        CSX
Dodge Hill     2       -        2.6     36        Steam     Barge/Truck
Highland       1       -        1.1     15        Steam     Barge/Truck
Bluegrass      1       -        4.1     80        Steam        Barge
     Current Operations        22.1    414
     Development Reserves              848
     Total Reserves                  1,262

Attractive Metallurgical Market Position
Patriot serves high-margin U.S. & global steel markets
... Top 5 U.S. met coal supplier
... Patriot focuses on met
customers in North America,
Europe & Brazil who use our
premium product to
enhance their blends
... +20% of CAPP high-volatile
met supply
... +10 year reserve life at 3
largest met mines
... Large-scale, flexible preparation
facilities with ISO 9000
certification
... Market participant since 1984
with a reputation for reliability

Patriot Met Shipments

(Millions
of Tons)

0         3.2
1         4.6 5.1 5.1 5.6 5.0
2         6.5-
3         7.5
4         7.0-
5         8.0
6         7.5-
7         8.5
8
2002 2003 2004 2005 2006 2007 2008E 2009E 2010E
              Export Domestic
Primary Market Regions

Leverage to Rising Coal Prices
Patriot has significant leverage in strengthening global coal markets
Unpriced Steam Coal Production
0.0 2008 2009 2010 0 -        Millions of tons
2.0                0.5        As of 2/29/08
4.0                4.0 -
6.0                5.0
8.0                9.0 -
10.0               10.0

Unpriced Met Coal Production
0.0                   0 -
2.0                   0.5
4.0                   5.5 -
6.0                   6.5
8.0                   7.5 -
10.0                  8.5
2008 2009 2010        Millions of tons
                      As of 2/29/08

Core Operating Strategies
Patriot is managing its operations tightly with
an emphasis on safety, cost & revenue optimization
"Mine it Right Mine it Right" "Sell it Right Sell it Right"
SUPERIOR         SUSTAINABILITY
OPERATING        ENGINEERING
RESULTS          & PLANNING
SAFETY &         MINING
TRAINING         PROCESSES
MAXIMIZE         CAPITAL
REVENUE &        DEPLOYMENT
MARGINS          CUSTOMERS
                 TRANSPORTATION
                 SERVICE SOURCES
                 CONTRACTS

Safety Safety
Well-trained, experienced workforce....
resulting in safety improvements and production increases
Mine Rescue Teams
... 2 teams in Northern Appalachia
... 2 teams in Southern Appalachia
... 2 teams in Western Kentucky
Mine Emergency Response Drill (MERD) Training
... Annual Simulated Disaster Drill at MSHA Academy
... Mine Evacuation Drills
Training Facility
... Equipment Simulators
... Full staff of training professionals
... Patriot New Miner Training Standard - 9 weeks
... Regulatory New Miner Training Standard - 2 weeks

Safety Incident Rate and
Production Volume
8.42         3.00
7.72         4.00
7.36         5.00
6.98         6.00
6.12         7.00
4.35         8.00
5.06         9.00
4.00         20
15           25
2004 2005 2006 2007* 2008E
Production Safety Incident Rate
Patriot Safety Incident Rate (per 200,000 man-hours)
Industry Safety Incident Rate (per 200,000 man-hours)
Patriot Production (tons)
* Big Run mine sold in late 2006

Patriot's team, assets & plan are aligned with excellent fundamentals.
RIGHT NOW is the time to unlock value.
Investment Thesis
Right Team
Right Assets
Right Time
Right Plan
RIGHT NOW

RIGHT TIME RIGHT TIME
Coal Market Update

# Global Market Fundamentals

**Developing countries drive major increases in coal demand, while global supply lags**

## Imbalance in Global Supply & Demand



### China

- Consumption expected to increase 700 Mt by 2010
- BFI steel production continues to annually increase 8%
- Annual production in 2007 increased by 1.3 billion tons over the 2001 rate (+139%)
- **Formerly a net exporter, but now a net importer**

### India

- Electricity generation expected to increase 60% over next 5 years
- BFI steel production continues to annually increase 14%
- Indigenous coal reserves are plentiful, but high ash with poor transportation infrastructure
- **Most met coal is imported and majority of new thermal demand will be imported**

### Brazil

- BFI steel production continues to annually increase 10%
- No indigenous coal production
- **Met coal importer**

### Indonesia, S. Africa, Russia

- Domestic demand increases are absorbing coal production historically exported
- **Declining exports**

### Australia

- Rail & port capacity cannot handle potential coal demand
- **Infrastructure needed to supply global demand**

13

# Supply Drivers

**Supply constraints intensify around the globe**

| | Thermal | Metallurgical |
|---|---|---|
| **Global** | ▪ China closed 4,000 mines that annually produced 100 Mt, to improve safety; some may reopen<br>▪ China halted exports during Q1 2008 due to heavy snow & low domestic inventories<br>▪ Indonesian government announced exports will be capped at 150 Mt starting in 2009 (2007E=139 Mt)<br>▪ South Africa export production diverted to domestic generation<br>▪ Railcar shortages and mine closures in Russia | ▪ Australian transportation infrastructure not adequate for demand<br>▪ Australian flooding has shut down mines, disrupting global supply<br>▪ Russia reduced exports to eastern Europe to supply domestic growth<br>▪ U.S. port capacity currently limits potential supply |
| **U.S.** | ▪ Shrinking reserve base for many producers, reducing CAPP output<br>▪ New safety regulations dampen new entrants and increase costs | ▪ Buchanan & PinnOak CAPP mines suffered geological problems and loss of production in 2007<br>▪ PinnOak recently announced an additional production slowdown |

14

# Demand Drivers

**Fundamentals driving global and U.S. coal markets are the best we have seen in the past 30 years**

## Global

### Thermal

- Chinese consumption increased 170 Mt in 2007
- India expects imports to increase 20 Mt (67%) in 2008
- Indonesia plans to build 10 GW of new generating capacity by 2010, which will require ~33 Mt annually
- Russia's goal is to replace gas consumption with coal

### Metallurgical

- Chinese consumption increased 62 Mt in 2007
- Brazilian growth in automaking & construction drives increased steel production
- High GDP growth in India fuels steel production growth

## U.S.

### Thermal

- U.S. coal buyers have re-entered coal markets amidst large increases in exports
- Utility inventories have returned to more normal levels and buyers are seeking to cover open positions

### Metallurgical

- Weak U.S. dollar favors exports and lowers imports, thus making domestic steel producers more competitive

15

Significant Worldwide Demand Growth Potential

Increased standards of living in developing countries such as China & India should sustain robust worldwide thermal & metallurgical coal demand
0       China            0
200     India            2,000
400     United States    4,000
600     Indonesia        6,000
800     Brazil           8,000
1,000   Pakistan         10,000
1,200   Bangladesh       12,000
1,400   Nigeria          14,000
        Russia           16,000
        Japan
Population (Millions)
Per Capita Electricity Consumption (kWh)
Population
kWh per Capita
Note: These top 10 countries by population represent 59% of total world population

China China's Impact on the Oil Market
Increased Chinese oil imports lead to sustained, increased oil prices
Chinese Oil Imports vs. Oil Prices
Correlation of Chinese Imports and Oil Price = 0.87
(20)
0         0    1/99      10/03     7/01       4/06
20        20   4/99      1/04      10/01      7/06
40        40   7/99      4/04      1/02       10/06
60        60   10/99     7/04      4/02       1/07
80        80   1/00      10/04     7/02       4/07
100       100  4/00      1/05      10/02      7/07
120       120  7/00      4/05      1/03       10/07
(20)           10/00     7/05      4/03       1/08
               1/01      10/05     7/03       4/08
               4/01      1/06
Million Barrels of Oil
NYMEX Light Sweet Crude, US$/bbl
Imports
Exports
Oil Price
Updated:04/09/08  Source: Customs General Administration; NYMEX

China China's Impact on the Coal Market
Increased Chinese coal imports may lead to sustained, increased coal prices
Chinese Coal Imports and Exports
Correlation of Chinese Imports and API4 Price = 0.64
(12)        180-             1/02        4/05
(10)        150-             4/02        7/05
(8)         120-             7/02        10/05
(6)         90-              10/02       1/06
(4)         60-              1/03        4/06
(2)         30-              4/03        7/06
0           0                7/03        10/06
2           30               10/03       1/07
4           60               1/04        4/07
6           90               4/04        7/07
8           120              7/04        10/07
                             10/04       1/08
                             1/05        4/08
Million Tonnes
API4 $/Tonne
Imports
Exports
Net Imports
API4
04/09/08 Updated: Source: Customs General Administration; McCloskey

Decreasing exports and increasing imports change China to a net importer
China China's Import Sources (Monthly) s Import Sources (Monthly)
(2)        1/02       1/04    1/06      Other
0          4/02       4/04    4/06      Russia
2          7/02       7/04    7/06      Mongolia
4          10/02      10/04   10/06     Korea DPR
6          1/03       1/05    1/07      Australia
8          4/03       4/05    4/07      Indonesia
10         7/03       7/05    7/07      Vietnam
12         10/03      10/05   10/07     Exports
Imports & Exports (Million Tonnes)
Net Exports
Updated: 04/08/08 Source: Customs General Administration

China Coal Production (Monthly)
Production doubled since 2001; increase is greater than entire U.S. industry

0         1/99    1/02     1/05     1/08
50        7/99    7/02     7/05
100       1/00    1/03     1/06
150       7/00    7/03     7/06
200       1/01    1/04     1/07
250       7/01    7/04     7/07
Million Tonnes
04/09/08 Updated: Source: China Economic Information Net

Growth in World Steel Production
China continues to drive Blast Furnace Injection steel production, strengthening worldwide demand for metallurgical coal
0               1997    2004      Million Tonnes     European Union
200             1998    2005      Other              China
400             1999    2006      South America
600             2000    2007      North America
800             2001    2008F     Japan
1,000           2002    2009F     Commonwealth of
1,200           2003              Independent States
Source: International Iron & Steel Institute; McCloskey

International Steel Prices
Global steel prices have doubled over the past two years

300         1/06           11/06    9/07
400         2/06           12/06    10/07
500         3/06           1/07     11/07
600         4/06           2/07     12/07
700         5/06           3/07     1/08
800         6/06           4/07     2/08
900         7/06           5/07     3/08
1,000       8/06           6/07     4/08
1,100       9/06           7/07
1,200       10/06          8/07
Hot-Rolled Coil Steel, $/Tonne
EU Domestic
China Export, FOB main China Port
CIS Export, Black Sea/Baltic Sea
USA East of Mississippi River
04/07/08 Updated: Source: Metal Bulletin

Steel, Coke and Coal Price Relationship
Chinese steel, coke and imported coking coal prices are all at historic highs
0           1/01       7/03     1/06
100         4/01       10/03    4/06
200         7/01       1/04     7/06
300         10/01      4/04     10/06
400         1/02       7/04     1/07
500         4/02       10/04    4/07
600         7/02       1/05     7/07
700         10/02      4/05     10/07
800         1/03       7/05     1/08
900         4/03       10/05    4/08
$/Tonne
China Export Hot-Rolled Coil Steel, FOB main China Port
China Coke Export Price
Australian Hard Coking Coal, FOBT
04/07/08 Updated:
Source: Metal Bulletin, Steel Business Briefing Commodities Research, McCloskey

Japanese Coal Inventories
Inventories have decreased 43% since the beginning of 2006

0       1/01    4/03      7/05       10/07
20      4/01    7/03      10/05      1/08
40      7/01    10/03     1/06       4/08
60      10/01   1/04      4/06
80      1/02    4/04      7/06
100     4/02    7/04      10/06
120     7/02    10/04     1/07
140     10/02   1/05      4/07
160     1/03    4/05      7/07
Index, 2000 = 100
Updated: 04/07/08 Source: Ministry of Economy, Trade and Industry - Japan

International Thermal Coal Prices
Coal prices have doubled over the past year
API2 and API4
0        1/07    4/09
20       4/07    7/09
40       7/07    10/09
60       10/07   1/10
80       1/08    4/10
100      4/08    7/10
120      7/08    10/10
140      10/08
160      1/09
$/Tonne
API2 Prompt Quarter API2 Forward
API4 Prompt Quarter API4 Forward
Implied Freight
Updated: 04/04/08 Source: McCloskey

International Thermal Coal Prices
Coal prices have doubled over the past year

API4
0        1/07      4/09
20       4/07      7/09
40       7/07      10/09
60       10/07     1/10
80       1/08      4/10
100      4/08      7/10
120      7/08      10/10
140      10/08
160      1/09
$/Tonne
API4 Prompt Quarter
API4 Forward, 4/4/08
API4 Forward, 3/7/08
API4 Forward, 1/18/08
API4 Forward, 10/5/07
Updated: 04/04/08 Source: McCloskey

International Thermal Coal Prices
Coal prices have doubled over the past year
0             1/00     7/02     1/05     7/07
20            4/00     10/02    4/05     10/07
40            7/00     1/03     7/05     1/08
60            10/00    4/03     10/05    4/08
80            1/01     7/03     1/06
100           4/01     10/03    4/06
120           7/01     1/04     7/06
140           10/01    4/04     10/06
160           1/02     7/04     1/07
180           4/02     10/04    4/07
$/Tonne
NW Europe Steam
Japan CIF Steam Marker
Newcastle FOB
Richards Bay FOB
Updated: 04/04/08 Source: McCloskey
Recent Newcastle Settlement = $125/Tonne

International Coking Coal Prices
Coal prices have tripled over the past year
0
50
100
150
200
250
300
350
2001 2002 2003 2004 2005 2006 2007 2008E
$/Tonne, FOBT Vessel
Hard Coking
Low Vol PCI
Semi-soft
Source: McCloskey
Estimated Recent Settlement = $300 - 333/Tonne

Freight Rates to Rotterdam
Rates from Hampton Roads to Rotterdam are $5 and $17 lower
than Richards Bay Coal Terminal and Queensland

0         1/06    1/08    Queensland
10        4/06    4/08    Richards Bay
20        7/06            Hampton Roads
30        10/06           U.S. Gulf
40        1/07            Bolivar
50        4/07
60        7/07
70        10/07
$/Tonne
Updated: 04/04/08 Source: McCloskey Note: Rates are for capesize vessels, except for U.S. Gulf, which is Panamax

Rail Deliveries to Hampton Roads Terminals
Since July 2007, U.S. CAPP exports have significantly increased

0  1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
200           2008
400           2007
600           2006
800           2005
1,000
1,200
Week
Weekly Shipments, Thousand Tons
Updated: 04/07/08 Source: Genscape

Cumulative Rail Deliveries to Hampton Roads
Year-to-date 2008 exports are approximately 65% greater than 2007

0      1        15     29    43     2008
5      3        17     31    45     2007
10     5        19     33    47     2006
15     7        21     35    49     2005
20     9        23     37    51
25     11       25     39
30     13       27     41
Week
Cumulative Shipments, Million Tons
Updated: 04/07/08 Source: Genscape

Majority of Power Plants are in Eastern U.S.
Growing U.S. coal demand is in close proximity to eastern coal basins.
... Coal-fueled plants East of
Mississippi River represent
- 71% of U.S. coal plant
capacity
- 58% of 2007 coal use at
781 Mt
... Planned new coal-fueled
scrubbed generation is
projected at 92 Mt
Plant Scrubber Status
Location of Coal-Fueled Generating Plants
           MTPY
Scrubbed   222
Planned    102
Unscrubbed 322
Source: Platts, EIA, Public Filings, Patriot Estimates

U.S. Coal Inventories by Supply Region
CAPP, NAPP and ILB days burn inventories are heading down
Powder River Basin
25   1/03    4/04    7/05    10/06    1/08
35   4/03    7/04    10/05   1/07
45   7/03    10/04   1/06    4/07
55   10/03   1/05    4/06    7/07
65   1/04    4/05    7/06    10/07
Days of Burn
Updated: 04/08/08 Source: EVA
Illinois Basin
25   1/03    4/04    7/05    10/06    1/08
35   4/03    7/04    10/05   1/07
45   7/03    10/04   1/06    4/07
55   10/03   1/05    4/06    7/07
65   1/04    4/05    7/06    10/07
Days of Burn
Updated: 04/08/08 Source: EVA
Northern Appalachia
25   1/03    4/04    7/05      10/06      1/08
35   4/03    7/04    10/05     1/07
45   7/03    10/04   1/06      4/07
55   10/03   1/05    4/06      7/07
65   1/04    4/05    7/06      10/07
Days of Burn
Updated: 04/08/08 Source: EVA

Central Appalachia
25   1/03    4/04     7/05     10/06    1/08
35   4/03    7/04     10/05    1/07
45   7/03    10/04    1/06     4/07
55   10/03   1/05     4/06     7/07
65   1/04    4/05     7/06     10/07
Days of Burn
Updated: 04/08/08 Source: EVA

U.S. Coal Inventories by Supply Region
CAPP, NAPP and ILB inventories are heading down
Northern Appalachia
0   1/03   7/05   1/08
10  4/03   10/05
20  7/03   1/06
30  10/03  4/06
40  1/04   7/06
50  4/04   10/06
60  7/04   1/07
70  10/04  4/07
80  1/05   7/07
90  4/05   10/07
Million Tons
Updated: 04/08/08 Source: EVA
Illinois Basin
0        1/03     7/05     1/08
10       4/03     10/05
20       7/03     1/06
30       10/03    4/06
40       1/04     7/06
50       4/04     10/06
60       7/04     1/07
70       10/04    4/07
80       1/05     7/07
90       4/05     10/07
Million Tons
Updated: 04/08/08 Source: EVA
Powder River Basin
0     1/03    7/05     1/08
10    4/03    10/05
20    7/03    1/06
30    10/03   4/06
40    1/04    7/06
50    4/04    10/06
60    7/04    1/07
70    10/04   4/07
80    1/05    7/07
90    4/05    10/07
Million Tons
Updated: 04/08/08 Source: EVA
Central Appalachia
0     1/03    7/05   1/08
10    4/03    10/05
20    7/03    1/06
30    10/03   4/06
40    1/04    7/06
50    4/04    10/06
60    7/04    1/07
70    10/04   4/07
80    1/05    7/07
90    4/05    10/07
Million Tons
Updated: 04/08/08 Source: EVA

CAPP Rail Prices CAPP Rail Prices
CAPP thermal prices are strong, as production declines and exports remain robust
CSX Big Sandy/Kanawha, 12,500 BTU, 1.60 lbs. SO2
0    1/05   7/08   12/11    Prompt Month
20   7/05   12/08           Forward, 4/8/08
40   1/06   7/09            Forward, 3/7/08
60   7/06   12/09           Forward, 1/18/08
80   1/07   7/10            Forward, 10/3/07
100  7/07   12/10
120  1/08   7/11
$/Ton
Updated: 04/08/08  Source: ICAP

CAPP Barge Prices
CAPP barge prices have also strengthened in the tight market
Big Sandy River, 12,000 BTU, 1.20 lbs. SO2
0     1/05    7/08    12/11   Prompt Month
20    7/05    12/08           Forward, 4/8/08
40    1/06    7/09            Forward, 3/7/08
60    7/06    12/09           Forward, 1/18/08
80    1/07    7/10            Forward, 10/3/07
100   7/07    12/10
120   1/08    7/11
$/Ton
Updated: 04/08/08 Source: ICAP

NAPP Prices
NAPP prices strengthen, as inventory levels decline
MGA, 13,000 BTU, 4.0 - 4.5 lbs. SO2
0        1/05     7/08     12/11   Prompt Month
20       7/05     12/08            Forward, 4/8/08
40       1/06     7/09             Forward, 3/7/08
60       7/06     12/09            Forward, 1/18/08
80       1/07     7/10             Forward, 10/3/07
100      7/07     12/10
120      1/08     7/11
$/Ton
Updated: 04/08/08  Source: ICAP

Illinois Basin Prices Illinois Basin Prices
Illinois Basin prices also strengthen, as global coal market tightens
ILB Barge, 12,000 BTU, 5.0 lbs. SO2
0        1/05     7/08    12/11   Prompt Month
20       7/05     12/08           Forward, 4/8/08
40       1/06     7/09            Forward, 3/7/08
60       7/06     12/09           Forward, 1/18/08
80       1/07     7/10            Forward, 10/3/07
100      7/07     12/10
120      1/08     7/11
$/Ton
Updated: 04/08/08 Source: ICAP

Note: The quality specifications of Patriot's ILB products are considerably different than the product priced by ICAP.
As a result, this ICAP chart only provides indicative trends for Patriot's ILB lower-priced products.

Norfolk Southern Price Premium
Recent NS/CSX price spreads are at historical highs
NS vs. CSX Low Sulfur
20    1/05   12/09   NS-T/K; 12,500 BTU; 1.60 lbs. SO2
30    7/05   7/10    NS-T/K; 12,500 BTU; 1.60 lbs. SO2 Forward, 4/8/08
40    1/06   12/10   CSX-BSK; 12,500 BTU; 1.60 lbs. SO2
50    7/06   7/11    CSX-BSK; 12,500 BTU; 1.60 lbs. SO2 Forward, 4/8/08
60    1/07   12/11
70    7/07
80    1/08
90    7/08
100   12/08
110   7/09
$/Ton
Updated: 04/08/08  Source: ICAP

Inland River Barge Fleet
Shrinking barge supply and higher new build costs are driving up barge rates

... Over the last 5 years, cost
of new barge construction
has gone from $250K up
to $600K
... Total fleet size has
decreased since 1999
... Current rate from Big
Sandy to New Orleans is
$18-20 per ton
... Rate increase of at least
100% is due to the rise in
fuel costs and new barge
construction costs
Total Dry Fleet by Barge Type
0
5,000
10,000
15,000
20,000
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Open Covered Total

Fundamentals are favorable for continued upside potential
Market Summary
... Developing countries are driving major increases in global coal demand
... Pressures on the transportation infrastructure, weather-related events, and regulations are constraining coal supply
... Thermal & metallurgical prices reflect the supply/demand imbalance
... Markets indicate continued strength in forward coal prices
... Fundamentals driving global & U.S. markets are the best in the past 30 years

What does this mean for Patriot?
Increased Exports
Higher Prices
Volume Growth
New Markets

Patriot + Magnum
Why this is the RIGHT DEAL

The "Vision"
Achieve an industry leading position by:
Becoming the best managed company in the
industry
Running all operations in a safe, low-cost and
efficient manner
Executing value-enhancing sales, trading and
business development transactions
Maintaining a conservative financial stance

Magnum Strengths
Magnum is a well-established producer & marketer
Strong Asset
Base
o Substantial reserve base with long reserve life of 30+ years
o High-quality thermal & metallurgical coal
o Strategically located assets in Central Appalachia with scale and scope advantages
Safe, Efficient &
Productive
Operations
o Low cost operations
o Good balance of surface & underground operations
o Attractive organic growth platform
Balanced
Contract
Backlog
o Over 40% of 2009 and 70% of 2010 production volumes unpriced
o Unpriced position provides upside in strong pricing environment
o Recent transactions have captured favorably priced multi-year business
High-Quality
Organization
o Capable & experienced management and operating team
o Numerous executives & managers from some of the largest, most successful industry players

Magnum Transaction Benefits
Solidifies Patriot as a leading U.S. coal company
Economies of
Size, Scale &
Scope
o Significant commercial, operating & administrative synergies
o Expanded resource base (reserves, equipment, human, other)
o Opportunity to leverage existing systems & infrastructure

Diversification
of Resource
Base
o Magnum surface mining balances underground mining at Patriot
o Combined resource portfolio provides enhanced long-term
opportunities for low-cost organic growth

Optimization of
Mining
Operations
o Substantial unpriced volume
o Ability to increase metallurgical coal production & sales
o Improved trading & brokerage opportunities
o Optimize sourcing from larger set of operations

Optimization of
Coal Sales
Portfolios
o Identify & incorporate best safety, engineering & operating practices from both organizations
o Multiple quality & transportation options
o Creates a larger platform for business development activities

Magnum Transaction Summary
... Purchase price of ~$709 million, based on 4/2/08 closing price of PCX
- 100% stock consideration
- 11.9 million newly-issued shares of PCX common stock
- Assumption of ~$150 million of Magnum debt
... Bridge financing in place for $150 million of assumed debt
- Permanent financing expected by closing
... Existing Patriot revolving credit facility amended to accommodate the transaction
... Subject to regulatory & PCX stockholder approval, and other customary closing conditions
... Expected closing around mid-year

Magnum Reserves and Operations

Mining Method Reserve Control Leased 94.0% Owned 6.0% Compliance 58.4%
Noncompliance 41.6% Workforce(2) Apogee Jupiter Hobet Campbell's Creek Panther
Remington/ Samples WV (tons in millions) Mining Complex 2007 Production Hobet
4.1 Samples 3.4 Apogee 3.0 Panther 1.8 Jupiter 1.5 Remington 1.4 Campbell's
Creek 0.8 2007 Production 16.1 Total Reserves 606.6 Union 44% Non-Union 52%
Contractor 4% Underground 31% Surface 69% Coal Quality(1)
1. Based on percentage of 2007 production volume.
2. Workforce is estimated based on volumes produced by respective groups in
2008.

Overlay of Patriot and Magnum Properties
Contiguous Appalachian properties create synergistic opportunities
Hobet Harris Rocklick Wells Jupiter Samples Big Mountain Winifrede Dock Chelyan
Dock Panther Campbells Creek Kanawha Eagle Remington Apogee Kopperston Loadout
Magnum Patriot Joint Ownership

Balanced Asset Mix
Magnum combination improves Patriot's asset mix
... Additional met
coal production
in 2008
... More low-sulfur
thermal coal
production
... Surface vs.
underground
diversification
... Increased
reserves of
compliance coal

Met vs. Steam Union vs. Non-Union Patriot Magnum Combined Underground vs.
Surface Met 23% Steam 77% Underground 89% Surface 11% Union 49% Non-Union 26%
Contractor 25% Met 0% Steam 100% Underground 31% Surface 69% Union 44%
Non-Union 52% Contractor 4% Met 14% Steam 86% Underground 64% Surface 36% Union
46% Non-Union 38% Contractor 16%

---------------------------
Based on 2007 production volume.

Substantial High Value Resource Base

The combined company will have a higher-quality, more diversified base of reserves
... Includes high-value metallurgical coal
... $150 million of funded debt ~$.08 / ton of reserves
Combined Proven & Probable Reserves of 1.869 billion tons (12/31/07)
(tons in millions)

Proven Probable Metallurgical Steam Surface Underground Owned Leased
                                          Btu Content (lbs Sulfur Dioxide/Mmbtu)
                                                         1.2 to   >2.5lbs
                                                         2.5lbs
NAPP      44  15    -    59    -     59  39    20   -        -      59
CAPP     735 399  209   925  147    987 225   909 231      716     187
ILB      326 350    -   676   33    643 410   266   5       38     633
       1,105 764  209 1,660  180  1,689 674 1,195 236      754     879

E/V Reserves(1)                        Transaction E/V Reserves
$1.08 $1.27 $1.30 $1.91 $2.20 $2.84 $5.08 0 1 2 3 4 5 6 ANR ACI JRCC BTU ICO
Magnum PCX $ / ton ` $1.27 $1.55 $1.86 $4.31 $4.36 $11.71 0 2 4 6 8 10 12 14
ANR/ Nicewonder Cleveland-Cliffs/ PinnOak JRCC/ Triad CONSOL/ Amvest NRP/
Dingess-Rum Magnum Transaction $ / ton
---------------------------
1. Multiples are based on 2007A data. Multiples as of 3/07/08.

# Solidifies Patriot Position as Premier CAPP Producer

## Patriot will become a leading U.S. producer and reserve holder

### 2007 Reserves (millions of tons)

| | Holder | Estimated Reserves |
|---|---|---|
| 1 | U.S. Government | 89,000 |
| 2 | Great Northern Properties | 20,000 |
| 3 | Peabody | 8,228 |
| 4 | Consol | 3,918 |
| 5 | Arch | 2,898 |
| 6 | NACCO | 2,335 |
| 7 | Massey | 2,224 |
| 8 | Natural Resource Partners | 2,145 |
| | COMBINED | 1,869 |
| 9 | Pocahontas Land Corp (Norfolk Southern) | 1,750 |
| 10 | Murray Energy | 1,700 |
| 11 | Foundation | 1,585 |
| 12 | Alliance | 1,269 |
| 13 | Rio Tinto | 1,262 |
| 14 | Patriot | 1,262 |
| 15 | ICG | 932 |
| 16 | Penn Virginia Resource Partners | 818 |
| 17 | Luminant Mining | 718 |
| 18 | Alpha | 618 |
| 19 | Magnum | 607 |
| 20 | Kiewit | 600 |
| 21 | BNI Coal | 600 |
| 22 | Kentucky River Properties | 570 |
| 23 | Westmoreland | 415 |
| 24 | BHP | 319 |
| 25 | Black Hills Corp. | 280 |

### 2007 Production (millions of tons)

| | Holder | Production Tonnage |
|---|---|---|
| 1 | Peabody | 192.5 |
| 2 | Rio Tinto | 137.8 |
| 3 | Arch | 125.4 |
| 4 | Foundation | 71.9 |
| 5 | Consol | 64.6 |
| 6 | Massey | 39.5 |
| | COMBINED | 37.6 |
| 7 | NACCO | 34.0 |
| 8 | Kiewit | 32.5 |
| 9 | Westmoreland | 30.0 |
| 10 | Alpha | 28.4 |
| 11 | Luminant Mining | 26.0 |
| 12 | Alliance | 24.3 |
| 13 | Murray Energy | 24.0 |
| 14 | Patriot | 21.5 |
| 15 | ICG | 16.6 |
| 16 | Magnum | 16.1 |
| 17 | BHP | 15.3 |
| 18 | PacifiCorp | 14.3 |
| 19 | Chevron Mining | 12.0 |
| 20 | James River | 11.2 |
| 21 | Trinity Coal | 9.0 |
| 22 | TECO Coal | 8.7 |
| 23 | Richard Gilliam | 7.6 |
| 24 | Rhino Energy | 7.3 |
| 25 | Jim Booth | 6.8 |

*Based on most recent available information.*

52

Panther Overview

Asset Summary      Panther Operations

... Commenced operations in December 2001
... Located in Kanawha and Boone counties,
West Virginia
... Reserves of over 70 million tons located in
two coal seams:
- Eagle seam
- Powellton seam
... Long reserve life
- Eagle seam longwall production continues
through 2017
... High quality compliance / high volatile
metallurgical coal
... Close proximity to both Kanawha River and
CSX rail loading facilities at Samples
... Major recent investments to enhance
productivity and production for future years

Apogee Overview

Apogee Operations Asset Summary

... Mining operations commenced at
Apogee in 1912
- One surface mine (truck and shovel)
... Located in Logan County, West Virginia
... Reserve base of approximately 7 million
tons
... High quality compliance steam coal
... Coal is trucked to on-site preparation
plant and loadout facility
- On-site preparation plant with capacity
of 600 ROM tons per hour
- Operations include a state-of-the-art
4-hour CSX rail loadout facility

Samples Overview

Samples Operations Asset Summary

... Samples operations include one surface
and highwall miner operation
... Mining operations commenced in early
1900s
... Located in Kanawha, Boone and
Raleigh Counties, West Virginia
... Reserve base of nearly 60 million tons
... High quality steam coal
... Facilities include state-of-the-art 4-hour
CSX rail loadout facility at Samples
... Flexibility to reach the Kanawha River
by truck
... Reserve and rail synergies with both
Panther and Remington

Overview Overview

Hobet Operations Asset Summary

... Mining operations commenced in 1975
... Located in Boone and Lincoln Counties,
West Virginia
... Substantial reserves of more than 200
million tons; over 96,000 acres under lease
... Hobet is primarily a dragline surface
operation
... High quality compliance steam coal
... Coal is transferred by belt to an on-site
preparation plant and loadout facility
- On-site preparation plant with capacity of
1,400 ROM tons per hour
- Operations include a state-of-the-art 4-hour
CSX rail loadout facility
... Potential synergies with neighboring
operations

Summary of Transaction Benefits

Solidifies Patriot as a leading U.S. coal company

... Economies of size, scale & scope
... Diversification of resource base
... Optimization of coal sales portfolios
... Optimization of mining operations

Investment Thesis

Right Team
... Successful management & operating team
... Experienced Board of Directors
Right Assets
... Large & attractively located reserve base
... Leading U.S. producer of high-quality metallurgical coal
... Diversified product line, customer base & transportation capabilities
Right Time
... Strong fundamentals in all key markets
... Significant unpriced coal portfolio
... Fragmented CAPP market creates M&A opportunities
Right Plan
... Tightly managed operations with emphasis on safety, cost & revenue optimization
... Aggressive focus on financial performance & stockholder value
... Targeted organic & acquisition growth strategy

Presentation to
New York Coal Trade Association
April 2008